Confidential Treatment

Requested by JPMorgan Chase & Co.

February 14, 2012

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JPMorgan Chase & Co.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 4, 2011
File No. 001-05805

Dear Ms. Hayes:

We are in receipt of the letter dated February 2, 2011 to James Dimon, Chairman and Chief Executive Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Staff and have requested confidential treatment for the redacted portions of this letter.

To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.

Form 10-K for Fiscal Period Ended December 31, 2010

General

1.	Please refer to comment 3 in our letter dated December 19, 2011. In your January 18, 2012 response to the comment you do not address your recent $88.3 million settlement with Treasury’s Office of Financial Assets Control regarding certain apparent violations of sanctions programs relating to Cuba, Iran and Sudan. Please address the materiality of the recent settlement in light of qualitative factors, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that the August 15 [sic], 2011 Treasury Department press release about the settlement characterized certain apparent violations as “egregious because of reckless acts or omissions” by you. We also note newspaper articles reporting the Treasury Department’s characterization of certain of your actions as egregious.

Confidential Treatment

Requested by JPMorgan Chase & Co.

We would like to clarify that our response to Comment 3 in your letter of December 19, 2011 was, in fact, referring to the OFAC settlement executed by the Firm on August 25, 2011. Our response addressed the materiality of the issues covered by the settlement, both quantitatively and qualitatively. While there were press reports about the settlement, the OFAC settlement was not an issue cited in analyst reports and the Firm received very few inquiries from investors concerning the settlement. In addition, the settlement did not have any material impact on our ability to engage in business activity with our clients, or on our clients’ ability to own JPMorgan Chase stock, and we are not aware of our asset management business having lost any clients as a result of the settlement. Accordingly, we do not believe the settlement had a material adverse impact on the Firm, based on quantitative and/or qualitative factors.

[Redacted]

As we have noted, the Firm does not do business with or in sanctioned countries, and the matters resolved by the settlement did not relate to the Firm’s doing business with or in any of the sanctioned countries. As previously described to the Staff, any contacts of the Firm with sanctioned countries are de minimis and either permitted under the rules or under a proper license. Accordingly, notwithstanding the references in the OFAC documents to three matters in the settlement as “egregious,” the settlement also had no material adverse impact on the Firm’s corporate activities.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Regulatory Developments, page 9

2.	In your response to comment seven you indicate that to the extent you are placed at a competitive disadvantage by the proposed rules on derivatives margin, it may impact revenues generated from foreign clients across a number of wholesale services that you provide, not just revenues derived from derivatives activities within the Investment Bank line of business. Please expand you disclosure to identify this broader risk. The disclosure in your Form 10-Q appeared to imply that the competitive disadvantage would be limited to “a material adverse effect on [your] derivatives business.”

In its December 31, 2011 Form 10-K, the Firm will clarify its regulatory reform disclosure and Risk Factors to note that if these margin rules become final as currently drafted, the Firm could be at a significant competitive disadvantage to its non-U.S. competitors, which could have a material adverse effect on the earnings and profitability of the Firm’s derivative and related wholesale businesses.

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Confidential Treatment

Requested by JPMorgan Chase & Co.

This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-1530 or Neila B. Radin at 212-270-0938.

Very truly yours,

/s/ Shannon S. Warren
Shannon S. Warren
Corporate Controller